CERTIFICATE OF NOTIFICATION


                                    filed by

                              THE SOUTHERN COMPANY


Pursuant to supplemental order of the Securities and Exchange Commission dated October 20, 1987, in the matter of File No. 70-6982.

                                                - - - - - - - - - -

         The Southern Company (Southern), pursuant to Rule 24, hereby provides the following information as required by the above-mentioned supplemental order:

         (1)      financial statements of Integrated Communication Systems, Inc.
                  (ICS), as furnished to Southern by ICS (Reference is made to Exhibit A filed herewith);

         (2) number of shares outstanding of ICS common stock at December 31, 1995 - 390,746 shares; number of ICS shares owned by Southern - 130,381 shares; percentage of ICS shares outstanding owned by Southern - 33.37%; based on information provided by American Electric Power, Inc. (AEP), the number of ICS shares owned by AEP - 80,000 shares; percentage of ICS shares outstanding owned by AEP - 20.47%; and

         (3) revenues of ICS by major segments, as furnished to Southern by ICS (Reference is made to Exhibit A filed herewith).

                  Filed herewith is the following exhibit:

                  Exhibit A - Financial statements of ICS at December 31, 1995, including revenues of ICS by major segment.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to the signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 29, 1996                               THE SOUTHERN COMPANY



                                                     By  /s/ Tommy Chisholm
                                                           Tommy Chisholm
                                                             Secretary


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                                                           Exhibit A

              INTEGRATED COMMUNICATION SYSTEMS, INC. & SUBSIDIARIES

                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      FOR THE YEAR-ENDED DECEMBER 31, 1995
                                   (UNAUDITED)





EARNED REVENUE:                                                       $ 546,818

COST OF EARNED REVENUE                                                  469,933

GROSS PROFIT (LOSS)                                                      76,885

Marketing, Development & Operating Expenses                             562,550

OPERATING LOSS                                                         (485,665)

OPERATING INCOME
    Interest Income                                                       4,610
    Net Realized Gain on Short-Term Investments                             634

Net (Loss) for the Year                                               $(480,421)




Retained Earnings (Deficit) December 31, 1994                      $(11,204,000)

Retained Earnings (Deficit) December 31, 1995                      $(11,684,421)




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

              INTEGRATED COMMUNICATION SYSTEMS, INC. & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 1995
                                   (UNAUDITED)

ASSETS

CURRENT ASSETS:
   Cash                                                          $     66,043
   Short-Term Investment, at lower of cost or market                  104,297
   Deposits to Stockholder                                            500,000
   Prepaids, etc.                                                       4,065
                                                                 ------------
      Total Current Assets                                            674,405

PROPERTY AND EQUIPMENT, AT COST, Net of
     Accumulated Depreciation of $80,890                               20,318

OTHER ASSETS:
     Deposits                                                           1,897

     Total Assets                                                 $   696,620
                                                                  ===========


LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIT

CURRENT LIABILITIES:
     Trade Accounts Payable                                       $   200,444
     Accrued Liabilities                                               27,300
     Deferred Revenue                                               1,170,000
     Advance from Suppliers                                           300,000
                                                                  -----------
         Total current liabilities                                  1,697,744

STOCKHOLDERS' EQUITY (DEFICIT):
     Common Stock $.10 par value;
         authorized shares -- 1,000,000;
         issued and outstanding shares --
         390,746 in 1994                                               39,075
     Additional paid-in capital                                     8,184,782
     Common Stock rights outstanding --
         390,746 in 1994                                            2,459,440
     Accumulated Deficit                                          (11,684,421)

     Total stockholders' equity (deficit)                          (1,001,124)

     Total liabilities and stockholders' equity (deficit)         $   696,620
                                                                  ===========


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